BARNETT & LINN
ATTORNEYS AT LAW
23564 Calabasas Road, Suite 205 • Calabasas, CA 91302
www.barnettandlinn.com

WILLIAM B. BARNETT	TELEPHONE: 818-436-6410
Attorney/Principal	FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

September 26, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn: Anne N. Parker, Branch Chief

Parhaum Hamidi, Staff Attorney

Karl Hiller, Branch Chief

Michael Fay, Staff Accountant

Re: New Western Energy Corporation (“Registrant”)

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2014

Filed on April 14, 2014

File No. 000-54343

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2014 (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s September 9, 2014 comment letter (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Form 10-K for the Fiscal Year ended December 31, 2014

Description of Business, page 2

1. In accordance with your comment we have revised the disclosure on page 9 to adhere to the requirements set forth in Subpart 229.1200 and Rule 4-10(a) of Regulation S-K and the Commission’s Compliance and Disclosure Interpretations of the Oil and Gas Rules.

Executive Compensation, page 32

2. In accordance with your comment we have filed Mr. Khazali’s employment agreement as Exhibit 10.7 to the Amendment No. 1.

Exhibits

3. In accordance with your comment we have revised the first sentence of paragraph 4 of Exhibits 31.1 and 31.2 to conform to Item 601(b)(31) of Regulation S-K.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,

Barnett & Linn
William B. Barnett

WBB: scc

cc/ Mr. Khazali, CEO

1140 Spectrum, Irvine, CA 92618 Ph. 949-435-0977 F. 949-861-3123

September 26, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Anne N. Parker, Branch Chief
Paraum Hamidi, Staff Attorney
Karl Hiller, Branch Chief
Michael Fay, Staff Accountant

Re:	New Western Energy Corporation (“Registrant”)
Amendment No. 1 to Form 10-K for fiscal year ended December 31, 2013
File No. 000-54343

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

•	Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ Javan Khazali

Javan Khazali, CEO